Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ No. 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (08/2011)

Date, Time and Location:
December 14th, 2011, at 2:30 p.m., at the company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr. 1343, 9th floor, in the City and State of São Paulo (“Company”).

Attendance:
Members of the Board of Directors, duly signed.

Decisions:

1.
The Board members discussed and approved the EVA growth targets for the period comprised between 2012 and 2014, following the proposal presented by the Executive Officers and endorsed by the Compensation Committee.

2.	The Board members approved the Company’s operational and investment plan for 2012.

3.
The Board members received the periodic monitoring of the financial risk management, verified its adequacy to the limits established in the Company’s Financial Risk Management Policy, and decided to ratify its current content and parameters.

4.
The Board members decided to distribute, under the terms of the plan approved at the extraordinary general meeting of the Company held on November 26th, 2003, shares to certain executives of the Company, according to the proposal filed in the Company’s headquarters, presented by the Chief Executive Officer and endorsed by the Compensation Committee.

5.	The Board members were updated on the strategic and expansion projects of the Company’s subsidiaries.

Observation: The deliberations were approved by all Board members present, except for Board member Renato Ochman, who abstained from voting.

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were written, read and approved by all Board members.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Nildemar Secches

Renato Ochman

Luiz Carlos Teixeira

Thilo Mannhardt

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2011

ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors)